Creating a Leading Building Products Growth Platform MARCh 24, 2025 Exhibit 99.3

Cautionary Disclosure Regarding Forward-Looking Statements Statements in this presentation, including statements regarding the proposed acquisition of The AZEK Company Inc. (“AZEK”) by James Hardie Industries plc (“JHX”), that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward looking statements. Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all. These factors are not necessarily all of the factors that could cause JHX’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, AZEK’s or the combined company’s results. The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward-looking statements. All forward-looking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward looking statements in this presentation speak only as of the date of this presentation and are statements of then current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward-looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC. Important Information and Where to Find It In connection with the proposed transaction between JHX and AZEK, JHX will file with the SEC a registration statement on Form F-4, which will include a proxy statement of AZEK that also serves as a prospectus of JHX (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to AZEK’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, JHX’s or AZEK’s website is not incorporated by reference into this communication. Participants in the Solicitation JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 20, 2024; in Exhibit 99.7 to JHX’s report on Form 6 K furnished to the SEC on May 21, 2024; in Exhibits 99.6 through 99.13 to JHX’s report on Form 6 K furnished to the SEC on June 21, 2024; in Exhibit 99.2 to JHX’s report on Form 6 K furnished to the SEC on July 12, 2024; in Exhibit 99.6 to JHX’s report on Form 6 K furnished to the SEC on August 13, 2024; in Exhibit 99.11 to JHX’s report on Form 6 K furnished to the SEC on August 23, 2024; in Exhibits 99.5 through 99.13 to JHX’s report on Form 6 K furnished to the SEC on September 20, 2024; in Exhibits 99.4 through 99.12 to JHX’s report on Form 6 K furnished to the SEC on December 20, 2024; and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in AZEK’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK’s Current Report on Form 8 K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK’s directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available. No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Non-GAAP Financial Measures This presentation includes financial measures, such as free cash flow, adjusted EBITDA, adjusted EBITDA margin and cash earnings per share, that are not calculated and presented in accordance with generally accepted accounting principles in the United States (“GAAP”). Such non‑GAAP financial measures should not be considered in isolation or as a substitute for comparable GAAP measures and may not be comparable to similarly titled non-GAAP financial measures reported by other companies. As referenced in this presentation in relation to James Hardie or the combined company after the closing of the transaction, adjusted EBITDA represents earnings (loss) before interest and tax plus depreciation and amortization, excluding the earnings impact of legacy items (such as asbestos adjustments), adding back asset impairment charges and restructuring expenses; adjusted EBITDA margin represents adjusted EBITDA as a percentage of net sales; free cash flow represents net cash provided by operating activities minus capital expenditures minus cost to achieve synergies net of taxes; cash earnings per share represents net income excluding non-cash charges for amortization of intangibles and financing fees, stock-based compensation, and associated taxes, divided by the fully diluted number of shares outstanding; and net debt equals total debt minus cash and cash equivalents. Financial information in this presentation relating to the combined businesses of James Hardie and AZEK is based on management’s estimates, assumptions and projections and has not been determined in accordance with Article 11 of Regulation S‑X of the SEC relating to pro forma financial information.

Today’s Speakers Aaron Erter CHIEF EXECUTIVE OFFICER Jesse Singh CHIEF EXECUTIVE OFFICER Rachel Wilson CHIEF FINANCIAL OFFICER

Combining World-Class Talent Dedicated to PROVIDING WINNING Solutions ACROSS THE CUSTOMER VALUE CHAIN

Logos Together Logos Creating a Leading Building Products Growth Platform Creates a leading exterior and outdoor living growth platform Accelerates material conversion- led growth Provides customers a comprehensive solution of leading exterior brands Delivers best-in-class financial profile and broader shareholder base Unlocks significant value through higher growth and synergies A LEADING SIDING BRAND IN NORTH AMERICA & GLOBALLY A LEADING PRO DECKING BRAND AND A LEADER IN RAILING AND PVC TRIM

# Highly Compelling Financial Benefits

| | JamesHardie | THE AZEK COMPANY | BENEFITS OF THE COMBINATION | JamesHardie + THE AZEK COMPANY COMBINED COMPANY | |
|---|---|---|---|---|---|
| **End Market** |  **~65%** Repair & Remodel<br>**~35%** New Construction |  **~82%** Repair & Remodel[1]<br>**~18%** New Construction[1] | **Increases R&R exposure** |  **~70%** Repair & Remodel<br>**~30%** New Construction | |
| **Products** |  **93%** Exteriors<br>**7%** Interiors |  **26%** Exteriors[1]<br>**74%** Decking, Accessories & Rail[1] | **Expands TAM with attractive categories[4]** |  **67%** JHX Fiber Cement Exteriors<br>**20%** Decking, Accessories & Rail<br>**7%** AZEK Exteriors<br>**5%** Interiors | |
| **Geography** |  **74%** North America<br>**26%** International |  **99%** North America<br>**1%** International | **Strong long-term U.S. housing fundamentals** |  **81%** North America<br>**19%** International | |
| **Net Sales** | **$3.9B** Globally[2]<br>**11%** 7-YEAR CAGR[3] | **$1.5B+** Total[2]<br>**+15%** 7-YEAR RESIDENTIAL CAGR[3] | **~$500M+**<br>COMMERCIAL SYNERGIES | $5.9B[5] | **Accelerated Growth** |
| **Adjusted EBITDA Margin** | **~28%**[2] | **~26%**[2] | **~300bps+**<br>INCLUDING TOTAL RUN-RATE SYNERGIES | 31%[5]<br>WITH FURTHER EXPANSION | **Peer-Leading Profitability** |
| **Adjusted EBITDA** | **$1.1B**[2]<br>**14%+** 7-YEAR CAGR[3] | **$390M**[2]<br>**16%+** 7-YEAR RESIDENTIAL CAGR[3] | **$350M+**<br>TOTAL SYNERGIES | $1.8B+[5] | **Robust Cash Generation** |

1) Residential business segment
2) On a standalone basis for the 12 months ended 12/31/2024, as presented by James Hardie or AZEK, as applicable
3) 7-Year CAGR represents compound annual growth rate for the seven years up to and including the most recent completed fiscal year of James Hardie or AZEK, as applicable
4) Breakdown percentages might not add up to 100% due to rounding
5) On a combined-company basis, in the 12-month period ended 12/31/2024. Including total expected run-rate benefit of synergies

JamesHardie | THE AZEK COMPANY
6

# Delivering Significant Shareholder Value Creation

## Compelling Combined Company Financial Impact…

### Will materially enhance James Hardie's growth over the next five years

- AZEK's top-line growth rate has outpaced James Hardie historically
- Net sales growth expected to accelerate by 250+ bps
- Adjusted EBITDA growth expected to accelerate by 300+ bps

### Substantial cost & commercial synergies

- $350M+ of additional annual adjusted EBITDA through realization of synergies within five years after closing of transaction
  - $125M+ in cost synergies
  - $225M+[1] in commercial synergies, with meaningful upside

### Robust free cash flow[2] generation

- Once run-rate cost synergies are achieved, greater than $1B+ annual free cash flow generation
- Significantly growing cash flow to support organic growth, deleveraging and ongoing share repurchases

JamesHardie + THE AZEK COMPANY

## … Drives Significant Value Creation

### Accretive to James Hardie's cash EPS[3]

- Cash EPS accretion in first full fiscal year after closing of transaction
- Cash EPS growth accelerates significantly as synergies are realized

### Attractive return on invested capital[4]

- Delivers ROIC in excess of cost of capital within the medium-term
- Returns to accelerate significantly as synergies are realized

### Potential valuation uplift for James Hardie

- Two major global listings – NYSE and ASX (CDI listing)
- Compelling financial profile vs U.S. peers
- AZEK's average EV / NTM EBITDA since IPO of ~17x

1) Reflects ~$500M+ of commercial synergies at a ~45% contribution margin
2) Free cash flow = net cash provided by operating activities less capital expenditures less cost to achieve synergies
3) Cash earnings per share represents net income excluding non-cash charges for amortization of intangibles, financing fees, stock-based compensation, and associated taxes, divided by the fully diluted number of shares outstanding
4) Post-tax EBITA including synergies, divided by invested capital including equity purchase price, assumed net debt adjusted for investment in working capital, growth capital expenditure and costs to achieve synergies

JamesHardie | THE AZEK COMPANY
7

Transaction Overview Consideration Stock and cash combination of James Hardie (“JHX” or the “Company”) and The AZEK Company (“AZEK”); AZEK shareholders to receive: $26.45 in cash for each share of AZEK common stock they own (~47% of consideration) 1.0340 ordinary shares of James Hardie to be listed on the NYSE for each share of AZEK common stock they own (~53% of consideration). Stock and cash consideration represents a total per share value of $56.88, based on the closing stock price of AU$46.80 per share of James Hardie’s Chess Depositary Interest (CDI) listing on the ASX on March 21, 2025 Stock and cash consideration reflects a 26% premium to AZEK’s volume-weighted average price (VWAP) over the 30 trading days prior to March 21, 2025 and a 21% premium to AZEK’s VWAP over the 60 trading days prior to March 21, 2025 James Hardie and AZEK shareholders are expected to own ~74% and ~26%, respectively, of the combined company upon the completion of the transaction Listing Following the closing of the transaction, James Hardie's ordinary shares will be listed on the New York Stock Exchange (NYSE), and the Company is expected to be eligible for broader index inclusion in the U.S. in the future The Company will maintain its current CDI listing and index inclusion on the ASX Governance & Leadership Aaron Erter, CEO of James Hardie, and Rachel Wilson, CFO of James Hardie, will serve as CEO and CFO, respectively, of the combined company Upon the closing of the transaction, Howard Heckes, Gary Hendrickson and Jesse Singh will join James Hardie’s Board of Directors. Balance Sheet & Capital Allocation Once run-rate cost synergies are achieved, the combined company is expected to generate annual free cash flow greater than $1B Robust cash flow to support organic growth, deleveraging and ongoing share repurchases At close, pro forma leverage is expected to be ~2.8x net debt to LTM adjusted EBITDA Targeting leverage ratio below 2.0x net debt to LTM adjusted EBITDA, inclusive of share repurchase, by the end of the second full fiscal year post close Plan to execute up to $500M of share repurchases in the 12 months after the closing of the transaction Timing & Approvals The transaction was unanimously approved by the boards of directors of both companies The transaction is currently anticipated to close in the second half of calendar year 2025 Closing of the transaction is subject to customary closing conditions, regulatory approvals and AZEK shareholder approval A vote by James Hardie shareholders is not required in connection with the transaction James Hardie has obtained fully-committed financing from Bank of America and Jefferies LLC Logos

James Hardie is a Leading Exterior Products Solutions Provider in North America

# James Hardie At a Glance

**A Leading Siding Brand in North America & Globally**

**Key products / applications:**

- Fiber cement (siding, cladding, etc.)
- Fiber gypsum and cement-bonded boards

**Compelling material conversion growth story** with significant runway in an attractive ~$10B segment in North America

**Homeowner Focused, Customer & Contractor Driven™** approach building demand across the network


James Hardie is one of the world's leading producers & marketers of high-performance fiber cement siding and trim

| James Hardie Brand of Choice | $3.9B<br>LTM 12/31/24 REVENUE | 11%<br>7-Y REVENUE CAGR[2] |
|---|---|---|
| ~65%<br>REPAIR & REMODEL AS % OF SALES[1] | $1.1B<br>LTM 12/31/24 ADJ. EBITDA | 28%<br>LTM 12/31/24 ADJ. EBITDA MARGIN |

## Global Footprint[3]


EUROPE
12%
APAC
14%
74%
North America

## Efficient Operations with Localized Production

**81%**

OF RAW MATERIALS ARE SOURCED <150 MILES FROM JAMES HARDIE'S PLANTS

**67%**

OF DELIVERIES ARE <500 MILES FROM JAMES HARDIE'S PLANTS

JamesHardie | THE AZEK COMPANY

1) Represents North America breakdown
2) Reflects FY2017A-FY2024A sales CAGRs
3) Represents net sales as of 12/31/24

10

JAMES HARDIE

# Beautiful & Resilient Solutions

## Climate Resilience

Only Hardie® products are *Engineered for Climate®* to ensure you get unmatched protection and performance. Hardie® siding stands up to harsh weather situations, ensuring that you get the best performance for your region and its unique climate.

### Won't burn or contribute fuel to a fire

Hardie® fiber cement siding will not ignite when exposed to a direct flame – nor contribute to fuel to a fire.[1] *In contrast, fire feasts on wood and melts vinyl.*

### Moisture resistance

Hardie® products are engineered to resist water and humidity damage – and will stand up to rain, sleet, and snow better than wood-based siding, which can swell and expand more when exposed to moisture.

### Holds no appeal to pests

Hardie® siding holds no appeal for pests and won't be eaten by termites, while engineered wood and natural wood siding are vulnerable to woodpeckers and other pests.

### Weather resistance

Hardie® products are made to resist damage from extreme weather: hurricanes, rain storms, strong winds, heatwaves, UV rays, humidity, snow, hail, freezing temperatures, and more.

1) Hardie® siding complies with ASTM E136 as a noncombustible cladding. Fiber cement fire resistance does not extend to applied paints or coatings, which may be damaged or char when exposed to flames. Using noncombustible siding, combined with other fire mitigation measures, can help harden homes against external fires



**We bring our customers beautiful, resilient and innovative solutions for any climate.**



JamesHardie | THE AZEK COMPANY

# James Hardie Has Large Runway for Material Conversion

HOMEOWNER FOCUSED, CUSTOMER AND CONTRACTOR DRIVEN™

## We are positioned to accelerate with our compelling value proposition

**Creating demand across the customer value chain**
The brand of choice for homeowners, customers & contractors

**Providing customers with innovative product solutions**
Trusted brand with compelling aesthetics, durability and low maintenance

**Supporting the growth of our partners**
Through unrivaled support and localized manufacturing

## We have substantial material conversion runway across attractive categories

**~35M**
HOMES AGED 20 TO 40 YEARS OLD[1]

**~10M**
HOMES BUILT WITH VINYL SIDING OVER THE LAST 30+ YEARS

**~2.1M**
U.S. HOUSES CURRENTLY UNDERSUPPLIED[1]

**~22%**
OF NEW CONSTRUCTION HOMES BUILT WITH FIBER CEMENT SIDING

## We are driving long term profitable growth


11
JamesHardie
Million[2]
Homes
TRUSTED PROTECTION • LONG-LASTING BEAUTY
25
JamesHardie
Million[2]
Homes
TRUSTED PROTECTION • LONG-LASTING BEAUTY

JamesHardie | THE AZEK COMPANY

1) Zonda analysis of US Census Bureau data; 20-40 Years Old defined as "heavy siding remodel years"
2) Conceptual number of cumulative homes with Hardie® siding in North America based on total sales volumes and housing intensity of 2,600 sq ft of siding per home

12

# Industry Leading Brands Position AZEK to Capture Opportunities and Accelerate Growth



**Wood and engineered wood represents ~54% to ~85% of AZEK's replacements, highlighting the tremendous material conversion opportunity**

## Deck, Rail & Accessories

- Decking
- Pergolas
- Fasteners
- Railing
- Porch
- Lighting

**~74%** OF SALES[1]

TimberTech STRUXURE INTEX ULTRALOX

## Home Exteriors

- Trim & Moulding
- Cladding
- Shingle Siding
- Beadboard
- Column Wraps
- Board & Batten

**~26%** OF SALES[1]

AZEK EXTERIORS VERSATEX

JamesHardie | THE AZEK COMPANY

1) Residential business segment

13

# AZEK
# At a Glance

**Proven value creation strategy,** focused on material conversion, product innovation, multi-channel expansion and consumer journey

**Leading brands,** including TimberTech decking and railing, AZEK Exteriors and Versatex trim, StruXure pergolas

**Multi-year track record of delivering above market growth** and driving material conversion to low-maintenance, long-lasting engineered products

**Attractive margin profile with significant opportunity for expansion,** driven by operational efficiencies and accelerating use of lower cost recycled materials

**U.S. Based Manufacturing and Recycling Plant Footprint,** totaling ~3 million square feet

**Sustainability is Core to Business and AZEK is a Large Vertically Integrated PVC Recycler in the U.S.;** increased use of recycled materials expected to drive ~$40M of future cost savings



**AZEK is an innovative leader in outdoor living with leading brands in composite decking, railing and exteriors**

| | | | |
|---|---|---|---|
| **$1,486M** LTM 12/31/24 REVENUE | **15%+** 7-Y REVENUE CAGR[1, 2] | **~82%** REPAIR & REMODEL AS % OF SALES[1] | **TimberTech** TOP BRAND USED FOR COMPOSITE DECKING[3] |
| **$390M** LTM 12/31/24 ADJ. EBITDA | **~26%** LTM 12/31/24 ADJ. EBITDA MARGIN | **500M+** POUNDS OF RECYCLED WASTE AND SCRAP MATERIAL CONSUMED ANNUALLY | |
| **170+** DISTRIBUTOR BRANCHES | **5,000+** DEALER LOCATIONS | **15K+** PRO REWARDS CONTRACTORS | **AZEK EXTERIORS** A TOP BRAND USED FOR EXTERIOR DECORATIVE MOULDINGS, TRIM AND COLUMNS[3] |

1) Reflects FY2017A-FY2024A sales CAGR
2) Residential business segment
3) Zonda Builder Brand Use Study 2024

JamesHardie | THE AZEK COMPANY
14

# AZEK Participates in Attractive and Growing Categories

CATEGORIES ARE IN EARLIER PHASES OF CONVERSION



## Outdoor Living Popularity and Repair & Remodel Emphasis

OUTDOOR LIVING SPACES RANKED **#1** **in Popularity Amongst Architects** for the past 10 years (AIA Survey)

DECKING PROJECTS RANKED **#1** **in Outdoor Upgrades Category** (Houzz Survey)



## Wood Conversion to AZEK Material Types Fuels Growth

**~76%** **Decking Conversion** Opportunity

**~54%** **Exterior Trim Conversion** Opportunity from Wood and Engineered Wood

**~63%** **Railing Conversion** Opportunity from Wood

Pressure Treated Wood Decking

JamesHardie | THE AZEK COMPANY

Sources: Principia, American Institute of Architects, Houzz and company estimates

Note: Decking, Trim and Railing conversion opportunity is based on volume demanded for wood solutions in billions of linear feet as a percentage of the total addressable market according to Principia and company estimates. Trim conversion opportunity also includes engineered wood

15

# Material Conversion to AZEK's Low-Maintenance Solutions Has Been Accelerating

**COMPOSITE DECKING IS GROWING**
(% of total linear feet sold annually to channel)

Based on research, AZEK believes that wood alternative decking could reach **~50% of decking opportunities share over the next 10-15 years and up to 75% over time** (vs. today's ~24%)


Acceleration over past few years to
~100bps ANNUALLY
~50 bps
ANNUALLY
16.5%
2014
18.3%
2018
19.7%
2019
23.6%
2023
~50%
~75%
Next ~10-15 Years
Material Conversion Opportunity in Decking
Long-Term
Material Conversion Opportunity in Decking

**Education, Reach, and TimberTech's Compelling Visuals Will Accelerate the Next Wave of Material Conversion in Decking**

JamesHardie | THE AZEK COMPANY

Source: Principia as of January 2025 and company estimates
Note: Composite decking reference includes Cellular PVC, Capped Composite and Uncapped Composite material types

16

Creates a Leading Building Products Growth Platform Logos Azek Logo James Hardie Logo James Hardie Logo James Hardie Bringing Together Two Leaders with Complementary Product Offerings… … to Accelerate James Hardie’s Growth Strategy and Drive Value James Hardie is a leading siding brand in North America & globally AZEK is a leading outdoor living company Brands of choice in building products Talented teams with shared cultures Significantly increased revenue growth trajectory 11% JAMES HARDIE 7-YEAR NET SALES CAGR1 15% AZEK 7-YEAR RESIDENTIAL SEGMENT NET SALES CAGR1 Significant cost and commercial synergies Substantial free cash flow to support organic growth, deleveraging and fund ongoing share repurchases 7-Year CAGRs represent seven years up to and including the most recent completed fiscal year for the respective companies

# Both Brands Deliver on Pros' Needs and Desires

BASED ON THIRD-PARTY RESEARCH SURVEY TO PROFESSIONAL CONTRACTORS

## DESIRED MANUFACTURER ATTRIBUTES

Attributes looked for in manufacturing partners for product needs


Innovative, cutting-edge products 50%
Sustainable, eco-friendly products 48%
Products that satisfy a range of budgetary needs 47%
Extended warranty options 43%
Installation support 43%
Customer service support 41%
Vast color / design ranges of products 40%
Design resources 37%
Complementary product types 33%
Customer leads 33%
Certification courses 30%
Educational materials 23%

## HIGH BRAND PERFORMANCE RATINGS

Performance rating of James Hardie and TimberTech AZEK brands using a 5-point scale


JamesHardie
TimberTech BY AZEK
89% Known for being an innovator 89%
85% Sustainable brand 81%
85% Good value for money 82%
81% Best / longest warranty 81%
86% Great customer service 84%
81% Lots of color options 79%

JamesHardie | THE AZEK COMPANY

Source: Third-party research firm

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Accelerates Material Conversion-Led Growth Large Material Conversion Opportunity to Fuel Growth Logos James Hardie James Hardie SIDING ~78% Remaining conversion opportunity by volume in new construction DECKING ~76% Remaining conversion opportunity by volume RAILING ~63% Remaining conversion opportunity by volume PERGOLAS/STRUCTURES ~85% Remaining conversion opportunity by volume Represents U.S. residential total addressable market Sources: Dodge Construction Network / Principia Data, American Institute of Architects, Houzz, Freedonia, 2nd Street Advisors and company estimates. Note: Decking, Rail and Trim conversion opportunity is based on volume demanded for wood solutions in billions of linear feet as a percentage of the total addressable market according to Principia and company estimates. Trim conversion opportunity also includes engineered wood. Pergola conversion opportunity is based on projected market size by material in square feet based on Home Innovation Research Labs forecasts and 2nd St Advisors’ analysis OTHER EXTERIORS ~54% Remaining conversion opportunity by volume $14B TAM1 $9B TAM1

Brands of choice for homeowners, customers and contractors Integrated full-wrap solution, segmented commercial approach, including targeted marketing across customer value chain Localized scale & manufacturing Beautiful, resilient and easy-to-install products with reduced maintenance and lower lifecycle costs Focused sales support on key initiatives driving growth Material Conversion Opportunity Underpinned by Compelling Value Proposition to Customers Logos James Hardie James Hardie

Logos Provides Customers a Comprehensive Solution of Leading Exterior Brands Innovative products for the exterior Plank Board Board & Batten Panels Trim & Mouldings Soffit Shingle Column Wraps Decking Railings Pergolas

Delivers Best-in-Class Financial Profile Logos Accelerates growth rate, delivers peer-leading profitability and generates robust cash flow Advances value creating capital allocation initiatives Invest in organic growth Deleveraging Fund ongoing share repurchase $5.9B NET SALES1 $1.8B+ ADJUSTED EBITDA1 31% ADJUSTED EBITDA MARGIN1 In the 12-month period ended 12/31/2024. Including total expected run-rate benefit of synergies Free cash flow = net cash provided by operating activities less capital expenditures less cost to achieve synergies net of taxes $1B+ ANNUAL FREE CASH FLOW2 THE COMBINED COMPANY EXPECTS TO GENERATE   ON A COMBINED COMPANY BASIS

Unlocks Significant Value Through Synergies Supported by detailed analysis, full run-rate cost synergies will be realized by the end of fiscal year 2028 Logos A solid baseline of clear and credible cost synergies… …Supplemented with tangible commercial synergies Accelerates current strategy Expand fiber cement exteriors with TimberTech decking contractors Increases value proposition with current customers Expand decking & exteriors products with James Hardie siding contractors Much, much more… Channel, geography, product $125M Manufacturing and procurement Commercial R&D Administrative

# Strong Underlying Drivers to Achieve Synergies

COMMERCIAL SYNERGIES



Siding Opportunity with AZEK Contractors
Decking Opportunity with James Hardie Contractors
Additional Siding & Decking Gains
Other Exterior[1] Sales Gain
Additional Cross-Selling Opportunity
Total
**Significant cross-selling opportunity across James Hardie & AZEK products and channels**

**80%**
OF CONTRACTORS SAY COMBINED OFFERING OF DECKING AND SIDING FROM A SINGLE MANUFACTURER IS VALUABLE[2]

**~55%**
OF SIDING CONTRACTORS ALSO DO DECKING[2]

**55%**
OF HOMEOWNERS COMPLETE DECK AND SIDING TOGETHER[2]

**Enhanced Opportunity**
FOR OTHER EXTERIOR ATTACHMENTS

**Comprehensive Solutions**
ENHANCED LOYALTY PROGRAMS

**Railing & Accessories**
CROSS-SELLING OPPORTUNITIES

JamesHardie | THE AZEK COMPANY

1) Primary refers to trim, soffit, column wraps and other materials used in cladding installations
2) Source: Third-party research firms

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# Disciplined Integration Approach to Achieve Synergies

## Integration Planning Process

- Highly collaborative approach with dedicated team members from both companies
- Overseen by executive team with a track record of M&A success
- Rigorous integration and value capture planning process to be supported by best-in-class advisors
- Laser focus on delivering cost-synergy quick wins
- Investing into the infrastructure needed to deliver commercial synergy goals

## Foundation for Successful Integration

- **"We know how they work, they know how we work"**: Complementary customer base and businesses models
- **"We are better together"**: Opportunity to embed Hardie Operating System (HOS) into AZEK operations
- **"We share the same goals"**: Similar cultures which both that aspire to bring winning solutions to customers and contractors through continuous innovation

COST SYNERGIES[1]
($Millions)



Run-Rate Cost Synergies (~$125M)
Achieved Cost Synergies
$42
$83
$125
$125
$125
2026E
2027E
2028E
2029E
2030E

COMMERCIAL SYNERGIES IMPACT ON ADJUSTED EBITDA[1]
($Millions)



Run-Rate Commercial Synergies to Adjusted EBITDA (at Least $225M)[2]
Achieved Commercial Synergies to Adjusted EBITDA
$56
$113
$169
$225
2026E
2027E
2028E
2029E
2030E

**Estimated $350M in total costs from 2026 to 2030 to realize synergies**

1) Excludes cost to achieve
2) Reflects ~$500M+ of commercial synergies at a ~45% contribution margin

JamesHardie | THE AZEK COMPANY

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Logos Together Logos Creating a Leading Building Products Growth Platform Creates a leading exterior and outdoor living growth platform Accelerates material conversion- led growth Provides customers a comprehensive solution of leading exterior brands Delivers best-in-class financial profile and broader shareholder base Unlocks significant value through higher growth and synergies A LEADING SIDING BRAND IN NORTH AMERICA & GLOBALLY A LEADING PRO DECKING BRAND AND A LEADER IN RAILING AND PVC TRIM

# Non-GAAP Financial Measures

## JamesHardie — Adjusted EBIT and Adjusted EBITDA

US$ Millions

| | Q4 FY24 | Q1 FY25 | Q2 FY25 | Q3 FY25 | 12-month period ended 12/31/24 |
|---|---|---|---|---|---|
| **EBIT** | **$84.0** | **$235.4** | **$152.3** | **$206.1** | **$677.8** |
| Asbestos related expenses and adjustments | 148.5 | 0.6 | 1.4 | 0.9 | 151.4 |
| Restructuring expenses | - | - | 57.3 | - | 57.3 |
| **Adjusted EBIT** | **$232.5** | **$236.0** | **$211.0** | **$207.0** | **$886.5** |
| Net sales | 1,004.9 | 991.9 | 960.8 | 953.3 | 3,910.9 |
| **Adjusted EBIT margin** | **23.1%** | **23.8%** | **22.0%** | **21.7%** | **22.7%** |
| Depreciation and amortization | 48.3 | 49.8 | 51.9 | 55.1 | 205.1 |
| **Adjusted EBITDA** | **$280.8** | **$285.8** | **$262.9** | **$262.1** | **$1,091.6** |
| **Adjusted EBITDA Margin** | **27.9%** | **28.8%** | **27.4%** | **27.5%** | **27.9%** |

## THE AZEK COMPANY — Adjusted EBIT and Adjusted EBITDA

US$ Millions

| | Q2 2024 | Q3 2024 | Q4 FY24 | Q1 FY25 | 12-month period ended 12/31/24 |
|---|---|---|---|---|---|
| **Net Income** | **$49.8** | **$50.1** | **$28.4** | **$18.1** | **$146.4** |
| Interest expense, net | 8.7 | 7.9 | 15.8 | 7.7 | 40.0 |
| Depreciation | 22.3 | 22.0 | 23.5 | 24.3 | 92.2 |
| Amortization | 9.9 | 9.8 | 9.6 | 8.7 | 38.0 |
| Income tax expense | 15.3 | 17.9 | 6.3 | 1.5 | 40.9 |
| Stock-based compensation costs | 6.3 | 5.8 | 5.2 | 4.9 | 22.3 |
| Acquisition costs[1] | 0.2 | 0.4 | 0.3 | 0.1 | 0.9 |
| Loss on sale of business[2] | 0.2 | (0.1) | 0.7 | 0.0 | 0.8 |
| Other costs[3] | 0.7 | 5.6 | 2.1 | 0.5 | 8.8 |
| **Adjusted EBITDA** | **$113.3** | **$119.4** | **$91.8** | **$65.9** | **$390.3** |
| **Adjusted EBITDA Margin** | **27.1%** | **27.5%** | **26.3%** | **23.1%** | **26.3%** |

Notes:
1) Acquisition and divestiture costs reflect costs related to acquisitions of $0.6 million, and inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition of $0.3 million
2) Loss on sale of business relates to the sale of the Vycom business
3) Other costs include costs related to the restatement of AZEK's consolidated financial statements and condensed consolidated interim financial information for each of the quarters within fiscal years ended September 30, 2023 and 2022, and for the fiscal quarter ended December 31, 2023 (the "Restatement") of $6.0 million for the twelve months ended December 31, 2024, costs for legal expenses of $1.8 million and $5.2 million for the twelve months ended December 31, 2024 and 2017, respectively, settlement costs of $15.0 million for the fiscal year 2017, and other miscellaneous costs of $1.0 million and $0.1 million for the twelve months ended December 31, 2024 and 2017, respectively

JamesHardie | THE AZEK COMPANY
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